UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On July 20, 2020, Color Star Technology Co., Ltd. (the “Company”) and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 3,225,000 ordinary shares (the “Shares”), par value $0.001 per share (the “Ordinary Shares”) in a registered direct offering and warrants to purchase up to 2,096,252 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $4.19 million (the “Offering”).

The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $1.50. The warrants will expire 5.5 years from the date of issuance. The purchase price for each Share and the corresponding warrant is $1.30. Each warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. The warrants contain a mandatory exercise right for the Company to force a cash exercise of the warrants if the Ordinary Shares trade at or above 300% of the purchase price per Share in the Offering (or $3.90) for 20 consecutive trading days.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares (or Ordinary Shares equivalents) for 30 calendar days following the closing of the Offering subject to certain exceptions including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants, issuances pursuant to existing outstanding securities and issuances in connection with strategic acquisition. The Company also agreed in the Purchase Agreement that it would file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (or such other form as the Company is then eligible to use) as soon as practicable (and in any event within 45 calendar days of the closing of the Offering) providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 180 days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering closed on July 22, 2020.

The Company also entered into a placement agency agreement dated July 20, 2020 (the “Placement Agency Agreement”) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering and $5,000 for non-accountable expenses. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $25,000. We have agreed to grant the Placement Agent a right of first refusal for a period of eighteen (18) months from the commencement of sales of the placement to act as lead managing underwriter and book running manager or minimally co-lead manager and co-book runner and/or co-lead placement agent with at least 100% of the economics, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such eighteen (18) month period of the Company, or any successor to or any subsidiary of the Company.

The Placement Agent has required that the officers and directors of the Company enter into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons have agreed that, without the prior consent of the Placement Agent, they will not, for a period of 180 days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during the lock-up period.

A copy of the Placement Agency Agreement, form of the Purchase Agreement, form of warrant, and form of Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, Purchase Agreement, the form of warrant, and the form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On July 20, 2020, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel Conyers Dill & Pearman is attached hereto as Exhibit 99.6.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-236616), which became effective on March 10, 2020, pursuant to a prospectus supplement filed with the Commission (the “Registration Statement”). The warrants and Ordinary Shares underlying the warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

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Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Placement Agency Agreement, dated July 20, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC
99.2	Form of Securities Purchase Agreement between the Company and the Purchasers
99.3	Form of Warrants
99.4	Form of Lock-Up Agreement
99.5	Press Release dated July 20, 2020.
99.6	Legal Opinion of Conyers Dill & Pearman

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

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